FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Turnaround success at Abbey boosts profits [1]

London, 1st February 2007

This statement provides a summary of the business and financial trends for year ended 31 December 2006. Unless otherwise stated, the trading [1] results of Abbey are compared to the 2005 full year results – both periods exclude the results, and results on sale, of the disposed life businesses which have been accounted for as discontinued operations.

The 2006 results of Santander are also released today and can be found on www.santander.com. Abbey’s 2006 results, on a Group basis, are included within Santander’s financial statements.

[1] Trading profit before tax is management's preferred profit measure when assessing the performance of the business.  It is calculated by adding back reorganisation expenses and other charges from profit before tax.  In prior periods the results from the Portfolio Business Unit (PBU) were also excluded, although retained businesses such as Porterbrook have now been reclassified as part of the ongoing trading business.

Highlights

• statutory profit before tax from continuing operations was c. 18% higher than 2005;

• trading profit before tax increased by 24%, with revenue growth and cost reduction resulting in operating jaws [2] of 10%. Cumulative savings since acquisition are now c. £290m, broadly in line with the £300m target, with almost 1 year remaining;

[2] "operating jaws" represents the difference between revenue and cost growth relative to the prior year.

• trading income was 5% higher, driven by all divisions, and was within the targeted range of 5 – 10% for the first year of the 3-year plan. This represents a significant improvement in performance after a number of years of revenue decline and a flat performance in 2005. The Retail Bank benefited from solid asset growth of 9% and stable retail spreads. Abbey Financial Markets continued to perform well, as did the businesses within the newly formed Wealth Management division;

• improved new business performance, with a continued focus on balancing volume growth and profitability. Mortgage net lending and estimated market share more than doubled whilst bank account openings were up 17%, driving a 10% increase in liability balances. Branch-based sales performance was strong across the product range and resulted in a 16% uplift in investment sales;

• a further reduction in trading expenses of 5% with headcount c. 2,000 full time equivalents (FTE) lower than 31 December 2005 (excluding the impact of the sale of the life businesses); and

• a reduction in the trading cost: income ratio from 61.3% in 2005 to 55.5%.

In line with the sector, Abbey’s overall results have been impacted by increased credit provisions driven largely by the maturing of the unsecured loan portfolio. During the year Abbey increased its coverage of non performing loans. The credit quality of the mortgage book remains strong.

Statutory profit before tax continues to be impacted by on-going restructuring charges including other provisions relating to misselling remediation at similar levels to 2005. In addition, 2006 did not benefit from the one-off gains relating to the run-down of the PBU posted in 2005.

Comment

"Abbey made strong progress in 2006. We've accelerated revenue growth and have continued to successfully reduce costs across the business, with cumulative savings of almost £300m – 1 year ahead of target. The bank is well on track to meet its 3-year plan targets.

Partenon, Santander’s core banking platform, is expected to be in place by the end of 2007. The system will provide Abbey with a competitive advantage in terms of both efficiency and higher quality of service that we can offer our customers.

The year ahead will see Abbey’s development and further transformation into a full service retail bank. We have a strong management team in place and we are engaging with our people across the bank. Combined with the expertise and global scale of Santander behind us, I’m confident that we have the platform in place to deliver sustainable success."

António Horta-Osório, Chief Executive

Business Update

• Abbey is continuing its strong performance in line with the targets established in the 3-year plan;

• the improvements made in sales productivity continue to drive improvements in revenues whilst the efforts we have made to improve efficiency means we expect to exceed our cost reduction target of £300m by 2007, which will allow re-investment in the business;

• Abbey has benefited from a focus on value whilst delivering strong asset growth with good margin management during 2006. The bank has been successfully focusing on balancing its market share with profitability. As a result, Abbey has improved both its profitable contribution to the Group and its business performance compared to 2005;

• Abbey’s transformation to become a full-service retail bank made further progress during the year. The bank has been successful in commencing the first phases of its premium banking service and growing its business banking operation. In addition, in the second half of the year, we launched a new buy-to-let mortgage range in line with our strategy to grow in higher margin segments. In the first half of 2007, Abbey also plans to launch its new credit card range in the UK;

• in the Retail division we have increased the focus on channel management and performance with clearer responsibilities and enhanced management information. Across its direct business the focus will be on integrating the branch, telephone and e-commerce channels to provide customers with a more seamless service. We will continue to strengthen Abbey's Intermediaries business to provide Abbey with long-term profitable growth;

• in the third quarter, Abbey completed the sale of its life businesses. This was an important landmark, and is a significant step forward in Abbey’s strategy. Abbey created a new division, Wealth Management, to focus on growing its share of savings, investment and pension sales through the intermediary channel; and

• the implementation of Partenon has proceeded well during the year with key elements such as the introduction of the single customer database, and the rollout of the sales and service tools is now underway. The full impact of Partenon on efficiency and in raising Abbey’s service quality is expected to come through in 2008 as the bank’s product range is moved onto the platform during 2007. This will enable front-line employees to better meet customer needs and maximise sales opportunities.

Financial results

Statutory profit after tax in 2006 was impacted by the sale of the life businesses. Excluding the results, and loss on sale, of the disposed life businesses, Abbey’s results were more than 20% ahead compared to last year.

Trading income:

Net interest income was c. 2% ahead of 2005 due largely to solid performances in both Retail Banking and Wealth Management. Retail lending balances were up 9% compared to last year, driven by an increase in mortgage and unsecured lending balances, both up 9%. Growth in unsecured lending balances was driven entirely through the Abbey brand. Throughout the second half of 2006 the business continued to balance growth and profitability, resulting in slower growth in retail deposits. Retail spreads were stable relative to 2005 with a widening of retail liability spreads being partially offset by competitive pressure impacting asset spreads in the latter part of the year. Growth in the Retail Banking division was in part offset by the ongoing run-down of Portfolio Business Unit assets, and lower net interest income in Abbey Financial Markets due to the funding mix of the balance sheet.

Non-interest income was c. 10% ahead of 2005. Retail Banking increased volumes in mortgage, investments and bank accounts, and in the fourth quarter benefited from an uplift in commissions from the new distribution agreement with Resolution.

Net operating income in Abbey Financial Markets was up c. 15% on last year, driven by a good performance in its structured products business.

Expenses:

Trading expenses were 5% lower than 2005 and, as in previous periods, the majority of the savings relate to employment costs driven by a headcount reduction of c. 2,000 in 2006 (excluding FTE reduction as part of the sale of the life businesses).

Provisions:

Retail division provisions were ahead of the previous year. The increase was in part due to mortgage related charges increasing modestly from a very low base relative to the overall book. The majority of the growth was driven by the maturing of the unsecured loan portfolio, with some deterioration in quality.

Mortgage credit quality remains strong, with a reduction in stock of properties in possession of 415 (December 2005: 447) and lower 3 month plus arrears cases of 7,196 (December 2005: 8,240). The average loan to value (LTV) on new business and stock remained low at 61% (2005: 60%) and 44% (2005: 45%) respectively, and Abbey’s exposure to specialist lending segments is negligible.

Reorganisation expenses and other charges:

Restructuring costs of £150m were consistent with 2005, in addition to which further provisions including costs in relation to remediation provisions have been raised.

Business flows

	Half 1 2005	Half 2 2005	Half 1 2006	Half 2 2006	Full year 2005	Full year 2006

Gross mortgage lending (£ bn)	11.5	16.1	15.9	16.7	27.6	32.6
Capital repayments (£ bn)	11.4	13.2	11.7	13.1	24.6	24.8
Net mortgage lending (£ bn)	0.1	2.9	4.2	3.6	3.0	7.8
Stock (£ bn)	91.0	93.9	98.1	101.7	93.9	101.7

Market share – gross lending	9.2%	9.9%	10.0%	8.9%	9.6%	9.4%
Market share – capital repayments	13.5%	11.8%	10.7%	10.3%	12.5%	10.5%
Market share – net lending	0.3%	5.8%	8.4%	6.1%	3.3%	7.1%
Market share – stock	9.9%	9.7%	9.7%	9.4%	9.7%	9.4%

Total net deposit flows (£ bn)	1.3	1.3	1.3	-0.4	2.6	0.9
Investment and pension sales – API (£ m) – (excl. intermediary sales)	475	583	654	570	1,058	1,224

Bank account openings (000s)	192	194	212	241	386	453
Total gross UPL lending (£ m)	971	1,145	1,252	1,007	2,116	2,259

Protection sales – API (£ m)	40	42	38	33	82	71

Main highlights for 2006 (compared to 2005 unless otherwise stated) include:

• gross mortgage lending of £32.6 billion, around 18% higher, with an estimated market share of 9.4%. During the year Abbey improved its service levels in mortgages and developed its product range in order to capture growth in the expanding and higher margin non-standard segments. We increased sales of Flexible mortgages (up over 60%), and in the latter part of the year we improved the first time buyer proposition, and launched a new buy-to-let offering;

• capital repayments of £24.8 billion were modestly ahead of 2005, while our estimated share of capital repayments fell to 10.5%, in part reflecting retention initiatives, compared to 12.5% in 2005;

• net mortgage lending of £7.8 billion, up over 100% from the prior year. We have more than doubled our estimated share of net lending from a low base and have continued to balance growth and market share with a focus on profitability;

• net customer deposit flows of £0.9 billion were lower than 2005 impacted by the re-pricing of low / negative margin accounts that was put in place in Q2. This again confirms our focus on managing volume and profitability, and was in part offset by increased investment sales up 16%. We have maintained our competitive position with attractive instant access branch and internet accounts, with inflows of over £1.8bn in key acquisition accounts. In terms of investment sales, we had an improved tax season and sales of Inscape were up 24%. More recently we have been increasing our sales capacity through the recruitment of investment advisors;

• bank account openings of over 453,000, up 17%. This was an improvement on the uplift of 10% reported at half year, with switcher openings up by 114%. Performance has benefited from the "6%" current account offer, the "grass is greener" campaign in the second half, and changes to the branch incentive schemes. In total the volume of accounts increased by 6%, with bank account liability balances up by 10% on 2005;

• total gross UPL lending was c. 7% higher, with branch lending up by over 66% from a low base. Performance was boosted by improved branch technology, and the latter part of the year saw a marked improvement in the new business margins to ensure a better profitability profile. As a result, Abbey branded balances grew by 18% and as we move into 2007, our focus will be increasingly on growing this business through our existing customers; and

• protection API sales were down in comparison to 2005, in part reflecting the competitive market trends. Abbey is positively rebuilding its distribution capacity for protection products after the sale of the life businesses.

Abbey & Santander

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Anthony Frost (Head of Media Relations) 020 7756 5536

Bruce Rush (Investor Relations) 020 7756 4275

Simon Donovan (Investor Relations) 020 7756 4476

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 1 February 2007	By / s / Jessica Petrie
(Authorised Signatory)